FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                              01 September 2005


                                    O2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding 'Directorate Change' sent to the London Stock Exchange on 01 September 2005




                         O2 ANNOUNCES BOARD APPOINTMENT

For release: 1 September 2005

O2 plc today announced the appointment of Judy Gibbons to the Board of the Company as a non-executive director. Judy Gibbons, who joins the Board with immediate effect, was previously Corporate Vice President, MSN Global Sales and Marketing, at Microsoft Corporation.

Judy Gibbons held a number of senior positions at Microsoft between 1994 and 2005. She founded the MSN business - which includes MSN Hotmail and MSN Messenger - in the UK and then went onto manage MSN Europe and then MSN International. She was most recently responsible for MSN sales and marketing across the US and 39 other markets worldwide. Prior to joining Microsoft, Judy held positions in systems engineering, applications development and marketing with Hewlett Packard and Apple Computer. Judy is an Irish national and an engineering graduate.

Sir David Arculus, chairman of O2, said: "I am delighted to welcome Judy to the Board. She brings with her a wealth of global experience in marketing, development and customer service, particularly in internet-based services, which are becoming increasingly important to O2's business. With her computing background and extensive experience in both multi media applications and online sales she will make a major contribution to our success in delivering compelling and attractive mobile voice and data services to our 25 million customers."

Following these changes, the Board of O2 will consist of three executive directors, seven non-executive directors and an independent chairman.

                                     -ends-

O2

O2 plc has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as a leading mobile Internet portal business. All of these businesses are branded as 'O2'. The company is a founding member of Starmap Mobile Alliance, has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service. In addition, O2 has established the Tesco Mobile and Tchibo Mobilfunk joint venture businesses in the UK and Germany respectively.

O2 has nearly 25 million customers and some 15,000 employees. It reported revenues for the year ended 31 March 2005 of GBP6.683 billion. Data represented 26% of total service revenues in the quarter ending 30 June 2005.

O2 Contact:

David Nicholas
Director of Communications
O2 plc
david.nicholas@o2.com
t: +44 (0)771 575 9176

     All O2 Group news releases can be accessed at our web site: www.o2.com


                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 O2 plc


Date: 01 September 2005                 By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary